CONFORMED COPY

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 5, 2009

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated November 5, 2009 relating to the Press Release for the Company’s Annual Results for the year ended August 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/S/ LAI NI QUIAQUE
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 5, 2009

Press Release Including Chairman’s Statement

City Telecom Announces Annual Results 2009

An Assertive Step Towards Big, Hairy, Audacious Goal

•	Turnover grew by 13.4% year-on-year to HK$1,478.2 million due to strong Fixed Telecommunications Network Services (FTNS) business

•	FTNS turnover increased by 21.8% year-on-year to HK$1,230.9 million, with subscriptions increased by 142,000 to 943,000 during the year

•	EBITDA increased by 34.4% year-on-year to HK$508.1 million with EBITDA margin increased from 29.0% to 34.4%

•	Positive free cash flow for the third consecutive year, profit attributable to shareholders up 70% to HK$212.8 million, and a net cash balance sheet

•	Grew homes pass coverage by 140,000 to 1.62 million and corporate buildings by 530 to 1,230, expanding the base for future business growth

•	Basic earnings per share increased from HK19.7 cents in FY2008 to HK32.4 cents in FY2009

•

Declared a final cash dividend of HK16 cents per ordinary share and therefore the full year dividend for FY2009 increased by 216.7% to HK19 cents per ordinary share (2008 : HK6 cents per ordinary share) as a result of an increase in dividend payout from around 30% to 75% of adjusted free cash flow

(Hong Kong, 5 Nov 2009) City Telecom (HK) Ltd. (“City Telecom”, SEHK: 1137, NASDAQ: CTEL), today announced annual results for the 12 months ended 31 August 2009. The Group has put an assertive step towards Big, Hairy, Audacious Goal, to be the largest IP Provider in Hong Kong by 2016.

FINANCIAL REVIEW

City Telecom achieved another assertive year of progress in FY2009. Our four key business parameters: 1) subscribers, 2) turnover, 3) EBITDA and 4) adjusted free cash flow, all reported exceptional results. The Group is now in our third year of positive adjusted free cash flow and by year end had arrived at a net cash position aided by buying back and cancelling a portion of our 10-year senior notes at below par during the year.

For the year ended 31 August 2009, our Group’s turnover grew 13.4% year-on-year to HK$1,478.2 million, due primarily to assertive expansion in our Fixed Telecommunications Network Service (FTNS) business. FTNS revenues in FY2009 increased by 21.8% to HK$1,230.9 million and now represent 83.3% of our Group’s turnover. The increase in FTNS turnover was driven by industry leading growth in subscriptions which more than offset a mild decline in average revenue per user. For our International Telecommunications Service (IDD) business, we continue to see a decline of 15.3% year-on-year to HK$247.3 million as we phase down our exposure to this segment.

FTNS business is our core focus with increasing significance to the Group’s financial performance given its high incremental margins and secured 24-month service contracts. We believe our comprehensive fibre presence and our superior service culture provides material competitive advantage which delivered growth in an overall matured market and against recessionary economic headwind. As a result, our EBITDA grew by 34.4% to HK$508.1 million year-on-year, with EBITDA margin up 5.4% to 34.4%. The EBITDA is inclusive of a net gain on extinguishment of 10-year senior notes of HK$31.4 million, arising from the below par buyback through tender offers in April 2009 and July 2009, totalling in a cancellation of US$68.0 million (approximately HK$527.0 million) 10- year senior notes during the year ended 31 August 2009. Whilst our net interest has fallen by 15.5% to HK$50.3 million for this year, the full year impact of interest savings will only be realised next financial year.

Although the taxation expenses increased to HK$38.8 million primarily from non-cash deferred taxation of HK$37.1 million, the underlying net profit attributable to our shareholders increased significantly to HK$212.8 million from HK$125.2 million in FY2008, an increment of 70.0% with basic earnings per share of HK32.4 cents (FY2008: HK19.7 cents).

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

Three years into our 10-year BHAG to become the largest IP service provider in Hong Kong by 2016, we are well on track. The main progresses made in FY2009 were:

1.	We grew our end-to-end fibre network by 140,000 to 1.62 million homes pass as of 31 August 2009, which provide us with sizable coverage for subscription base expansion in coming years. For customers within our homes pass, we can typically offer symmetric 100Mbps service within 48 hours of service application.

2.	Our marketing campaign conveying the message of “HKBN’s fibre is available in all 18 Districts of Hong Kong” during the year strengthened our brand due to its unique 18 Mini Television Commercials within one campaign approach.

3.	Traditionally, we have relied on mobile kiosks and our Guangzhou call centre as our primary distribution channels. During FY2009, we expanded our physical shops presence from three locations to 15 locations and also introduced our on-line registration platform.

By assertively taking market share, we grew our total broadband, voice and IP-TV subscription by 17.7% to 943,000 subscriptions as of 31 August 2009, despite a global recessionary environment.

On broadband, we achieved market leading growth of 75,000 additions to 391,000 subscriptions, with our 23.7% year-on-year growth rate far exceeding the industry growth rate of approximately 2.8% to 2.0 million subscriptions. During the six months to 31 August 2009, we added 41,000 subscriptions versus 3,000 additional broadband access lines by the incumbent for the six months to 30 June 2009. During the year, we made a forceful decision to focus on our subscription growth rather than ARPU growth such that our new contract and contract renewal ARPU fell to HK$182 per month in August 2009, compared with HK$191 per month in August 2008.

On local telephony, despite a matured and gradually declining overall market, we secured industry leading growth of 53,000 subscriptions to 382,000 subscriptions as of 31 August 2009 by taking market share.

On IP-TV, we enhanced and refined our channel portfolio and now offer over 80 channels. During the year ended 31 August 2009, we have added Nat Geo Challenge – the first interactive channel by National Geographic, Animax Gokujou Taiketsu by Animax, Sony Entertainment Television, Hunan TV World Channel and a high definition channel - LUXE TV to our suite of channels. Our expanded channel offerings have enabled us to expand our subscription base by 14,000 to 170,000 subscriptions as of 31 August 2009. While our IP-TV is positioned as ancillary service to our broadband and local telephony services, we will continue to review and enrich our TV channels under prudent costs management.

International Telecom Services (IDD)

IDD service revenue, which contributed only 16.7% of the Group’s turnover, showed a decline as a result of intensive competition from traditional IDD service and other Voice-Over-IP (VOIP) calling options. Our IDD traffic volume fell by 15.2% from 574 million minutes in FY2008 to 487 million minutes in FY2009. On IDD service, our strategy is to focus on cash flow and profitability rather than market share.

PROSPECTS

The encouraging results of FY2009 reflected the continuing growth of our FTNS business. After 10 years of heavy investing, we have now laid a strong foundation for future sustainable growth.

Our peak capital expenditure was completed three to five years ago, mainly funded by our 10-year senior notes of US$125 million issued in January 2005. We are now in the final stage of our long term homes pass target of 2.0 million by end 2011. Our EBITDA margin expansion is due to the increased contribution from high incremental margin FTNS business, and the improving mix from higher cost acquisition to lower cost retention. We are now harvesting sufficient positive free cash flow to pay for sustainable future growth and to pay for dividends.

- End -

Note to Editors

Live webcast and replay for analyst presentation can be viewed at www.ctigroup.com.hk. Materials of this results announcement, such as presentation slides and press release can also be found at the above website.

About City Telecom/Hong Kong Broadband Network Limited

Established in 1992, City Telecom (H.K.) Limited (SEHK: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its Next Generation Network from approximately 1.62mn to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps) and IP-TV services base in excess of 943,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk

For Enquiries, please contact

Corporate Communications	Investor Engagement
Jessie Cheng	Peggy Chan
Tel: (852) 3145 4118	Tel: (852) 3145 6068
Fax: (852) 2199 8372	Fax: (852) 2199 8655
Email: chengcm@ctihk.com	Email: investor_engagement@ctihk.com

Chairman Statement

Dear Fellow Shareholders,

2009 marks the 10th year anniversary of the incorporation of Hong Kong Broadband Network Limited (HKBN), our wholly owned subsidiary for the Fixed Telecommunications Network Service business.

Proud of HKBN

We knew from day one it was going to be a difficult road ahead, but did not expect it was going to be this difficult. This may explain why, despite the deregulation of fixed telecom markets around the world over the past decade, only a few alternative operators have successfully put pressure on the incumbents. Just as I shared with the audience at the Geneva ITU conference in October 2009, we are so proud of HKBN that while customers switch from the incumbent over to us, they actually need to pay up to 100% more for our better value service. It is no longer about low prices, but about relative value in terms of BETTER bandwidth and BETTER customer service.

Our Big Hairy Audacious Goal (BHAG)

In the past 10 years of competition in the fixed telecom market in Hong Kong, some operators have given up and left, some have slowed down or even stopped their investments, but we remain persistent to our principle from day one, i.e. to build our network entirely end-to-end and with the latest technology without any reliance on the incumbent’s network capacity. This is the only way to achieve our 10-year Big Hairy Audacious Goal (BHAG) of becoming the largest IP provider in Hong Kong by 2016. We are not only aiming at providing better service than the incumbent, but also services that they cannot match with the legacy network.

BETTER Bandwidth

With 1.62 million homes pass today and target to reach 2.0 million homes pass by end 2011, I believe we are the only operator who can provide up to 1000Mbps broadband service on a mass scale on our current passive fibre infrastructure. Although some other operators also claim that they have extensive fibre coverage, their fibre is predominately laid only to the equipment room, typically on the ground floor of a multi dwelling building. For the majority of cases, to provide 100Mbps or 1000Mbps fibre service, there are still case-by-case obstacles to overcome before they reach the home in a multi dwelling building. Substantial engineering work is still required to provide 100Mbps and 1000Mbps fibre service on a mass scale basis.

I am very confident that our 100Mbps and 1000Mbps broadband services will continue to lead the market in the next few years. From our market intelligence, we know that our competitors are mainly using the second generation of xDSL technology, e.g. ADSL2+ or VDSL2 to boost the speed of their legacy telephone lines to the upper limit. However, whereas our competitors are on a linear improvement path, we can upgrade our fibre based services logarithmically from 100Mbps to 1000Mbps on our existing passive fibre infrastructure which existing technology cannot accomplish using legacy telephone lines.

BETTER Customer Service

Nowadays, customers are not just paying for our broadband Internet access but also for our superior customer services. We are pioneering the mass implementation of “Priority Banking” account management for our telecommunications business. Our teams are structured on a vertical basis, from on-site technicians, sales to customer service, etc in order to provide a “one-responsibility” contact point for our customers. Each team’s compensation pool is directly proportional to the revenue generated from their group of customers over their service lifetime. This strategy ensures our frontline talents are directly responsive and responsible to customers’ inquiries and complaints, giving their best efforts in keeping our customers happy. So far, the strategy has been very successful, with customers willing to spend more and maintaining the monthly churn rate of our broadband customers at well below 1.0% per month.

There is an old Chinese saying, “When life is good, prepare for the worst” . So, what are the nightmares for us?

A.	LTE (Long Term Evolution 4G) wireless data technology as a substitute for fibre;

B.	The incumbent building a brand new fibre network replicating ours; and

C.	Price War.

A. On LTE (4G) wireless data technology as a substitute for fibre

Personally, I am using three different High Speed Downlink Packet Access (HSDPA, 3.5G) mobile data services. While I enjoy the convenience of mobility that allows Internet access anywhere, at the same time I have to be very patient. I think they are very effective training tools on developing patience, especially for those like me, whom have little of it.

Our discussions with wireless vendor’s and test results indicate that LTE (4G) enabled service might be commercially available as early as 2011 but unless there is a direct line of sight, close proximity and limited concurrent users, it would still be very difficult for this technology to achieve performance that is competitive to fibre based 100Mbps. Furthermore, wireless’ inherit high level of latency is a major disadvantage in its ability to serve the vast market of Internet gamers, where millisecond lags can be the difference between virtual life and death.

B. On the incumbent building a brand new fibre network replicating ours

I noticed that the incumbent is upgrading its network by using second generation xDSL such as ADSL2+ and VDSL2. For them, I think this is the “right” thing to do now, but not a long term solution to their fundamental legacy network infrastructure problem. I am glad to see they are putting in resources on the xDSL upgrade path instead of a real Fibre-To-The-Home (FTTH) network. The only fear I have is when they make a sudden revolutionary change and upgrade their infrastructure to FTTH, but even so, I think this process would take at least 3 years to catch up with our 10-year ahead start network infrastructure.

C. On Price War

The most possible and realistic threat would be “Price War” at mass scale. However, since there are significant competitive edges in technology, we have already proven in the past two years that we could take more than 140,000 new subscribers from our competitors even in a hostile price environment with mature growth rates. This will eventually leave our competitors with no choice but to rage a price war at mass scale, as their customer loss continues to a critical level.

Industry Outlook

Rather than waiting for our competitors to initiate, we have gone on the attack to lead the market into a price war, with our Member-Get-Member (MGM) series of marketing programs, including our “AWESOME SPEED. FOR EVERYONE” campaign launched on 1 Nov 2009. Our MGM is planned with far-seeing intelligence and with the sole aim to increase our subscriber numbers significantly by leveraging our exceptional word of mouth, i.e. our happy customers are our best sales channel. With these MGM programs, we expect our total revenue will grow only slightly, albeit at incrementally lower Average Revenue Per User. It is our objective to collapse the market price to an affordable level which makes price irrelevant, such that customers can focus on our unmatched superior service experience. When price becomes irrelevant, even if our competitors further reduce their prices, their legacy offerings will not be considered by customers.

We are prepared to continue this kind of aggressive marketing programs until we hit our 10-year BHAG, preferably accelerating achievement before 2016. We do not see how our competitors could “copy” our marketing offers, as we believe we are the only operator to provide genuine 100Mbps broadband service on a mass scale as supported by our exceptional “word of mouth” standing amongst our existing customers.

Dominating the Market

With the unique advantage of our unmatched 100Mbps broadband service, we can either harvest from our investment by making more profits today with moderate increment in subscriber numbers and thereby giving time for the incumbent to react, or we can slam shut the window by assertively dominating the market. I picked the latter as our strategy for the next three years, as this is the best path towards accelerating our BHAG achievement.

Our Passion and Mission

The sole aim of HKBN is not to defeat the incumbent, but to develop a genuine FTTH network for the people of Hong Kong, maintaining Hong Kong’s value of freedom to access global information in the region for the coming decade.

The establishment of HKBN is not purely for commercial reasons. We have the mission and duty to elevate and maintain Hong Kong as the preeminent “Free Information Hub” in the region. Since I do not see our competitors doing this effectively, and even though I do not want to (because I think we can make more money in the short term by selling our current assets), we have to continue this mission until we reached our BHAG.

Change of Dividend Policy

I am struggling to balance between the interests of my common shareholders and that of the public. However, in the long run, I am confident that the benefits and rewards to shareholders will be substantial when HKBN achieves our BHAG.

I ask my fellow shareholders be patient with us for a few years. Starting from this year, our management team has much more confidence because of :

A.	Growing gap of our leading technology over other competitors;

B.	Large existing subscription base of 943,000 service accounts with far majority being on 24 months service contracts leading to stable cash flow;

C.	Increasing take-up of low latency and high bandwidth demanding applications which drives growing acceptance of 100Mbps service among the general public.

Based on the improving cash flow stability from above and our net cash balance sheet, we proposed to increase our dividend policy, from ~30% of “adjusted free cash flow”, defined as (EBITDA-Capex-Net Interest) to 50%~75%. At the stock price of HK$2.57/share as of 4th November 2009 close, the full year dividend of HK19 cents (FY2008: HK6 cents) represents yield of 7.4% for FY2009.

FY2010 Guidance

For FY2010 guidance, we aim to deliver on four key metrics:

•	accelerate our broadband growth from 391,000 subscriptions as of 31 August 2009 to exceed 500,000 subscriptions by 31 Aug 2010

•	mild revenue growth;

•	flat core EBITDA;

•	capital expenditure of HK$300-350 million

Wong Wai Kay, Ricky

Chairman

Hong Kong, 5th November 2009